ELECTRONICS

SAMSUNG ELECTRONICS CO.,LTD.
SAMSUNG MAIN Bldg., 250
Taepyung Ro, 2Ga,
Choong Ku, Seoul, Korea, 100-742
TEL:727-7114 FAX:753-0967

April 4, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Name: Hyunseung Kim
Title: Associate

dlw 4/16

Overseas Direct Investment

1. details of overseas company invested	name of company	Shenzhen Samsung Kejian Mobile Telecom Technology Co., Ltd.	nationality of company	China
	name of representative	Byeong Sik - Lee		
	relationship with the company	Overseas joint venture		
	paid-in capital(KRW)	12,998,720,000		
	total number of outstanding shares	-		
	business area	Production of CDMA terminals		
	location of head office	Shenzhen, China		
2. size of existing investment(KRW)		-		
- shareholding ratio(%)		-		
3. size of new investment(a+b+c)(KRW)		12,998,720,000		
a. capital contribution(KRW)		12,998,720,000		
b. guarantee for debt payment(KRW)		-		
c. loan to overseas subsidiary(KRW)		-		
4. method of funding	own funds(KRW)	12,998,720,000		
	funds locally financed (KRW)	-		
5. purpose of investment		Objective of investment is to secure a local base to manufacture CDMA terminals.		
6. investment date and guarantee period for debt payment		2002.04.08		
7. total investment size(a+b+c)(KRW)		44,093,700,000		
a. capital contribution(KRW)		44,093,700,000		
- paid-in capital at the end of the previous fiscal year(KRW)		882,117,170,000		
- ratio to paid-in capital(%)		5.00		
- shareholding ratio after investment(%)		-		
b. guarantee for debt payment(KRW)		-		
c. loan to overseas subsidiary(KRW)		-		
8. decision date (date of board resolution)		2002.04.01		
- attendance of outside directors	present (no.)	-	absent (no.)	-
- attendance of auditors		absent		
9. total assets at the end of the previous fiscal year(KRW)		27,919,406,342,000		
10. others		- Paid in capital(Item no.1) : 9,800,000(USD) (F/X rate applied is KRW 1,326.4 against a dollar based on the rate of April 1, 2002)		